March 23, 2009

By Fax:  (202) 772-9368

Ms. Jill Davis
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549-7010

Re:          Canadian Zinc Corporation
Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
File No. 000-22216

Dear Ms. Davis:

We refer to your comment letter dated February 20, 2009, and our interim reply dated March 6, 2009, and set out hereunder our responses as follows:

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

General

1.
We have reviewed your response to prior comment three. We note that you have not disclosed your assumed metal prices, operating costs and metallurgical recoveries that are necessary for an economic mining operation. As such, it appears that you have quantified mineralization, rather than reserves and the exception to Industry Guide 7 does not apply. Please modify your filing disclosure.

Our Form 20-F disclosure did not state that we have “reserves” and noted that a resource is not a reserve.  We submit that Canadian Zinc Corporation is required by Canadian law to disclose its mineral resource estimate and therefore it is our understanding that the exception in Industry Guide 7 does apply.  Please advise why you may consider this is not the case.

Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Tollfree:  1-866-688-2001
Tel: (604) 688-2001    Fax:  (604) 688-2043
E-mail: martin@canadianzinc.com    Website:  www.canadianzinc.com

As a foreign filer, the Company is primarily subject to Canadian rules and regulations with regard to its public disclosures.  Among others, the Company is subject to Canadian National Instrument (“NI”) 51-102 “Continuous Disclosure Obligations” and, as confirmed in our prior response letter, in disclosing information on the Prairie Creek deposit, the Company is required to conform to the conditions in NI 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”).

Specific requirements are placed upon the Company by these NI documents and related guidance.  We have attached a schedule showing extracts from these requirements.

As previously noted in our prior response dated January 16, 2009, the resource estimation included in the Form 20-F filing is based upon an October 2007 Technical Report on the Prairie Creek Mine (the “Report”) which was independently prepared by Minefill Services Inc. (David Stone and Stephen Godden – Qualified Independent Persons) in compliance with Canadian NI 43-101 standards.

The complete Report was filed on SEDAR and, as disclosed in the Form 20-F filing, may be found under the Company’s profile on SEDAR at www.sedar.com [Technical Report (NI 43-101) October 16, 2007].

The Resource estimate was determined applying the following methodology:

One metre composites were created from the assay data honoring the geological zone codes provided in the dataset. Classical statistics were gathered for silver, copper, lead and zinc, as well as for each of the three mineralized zones considered in analysis (Main Quartz Vein, stockwork and stratabound).

A three-dimensional block model was developed; a block size of ten metres (easting) by 30 metres (northing) by 30 metres (elevation) was used. Inverse distance weighting with a power of three was used for all three mineralized zones; grades were interpolated for silver, copper, lead and zinc.

A primary search distance of 300 metres was used to enable filling of all the blocks in the down-plunge extension of the Main Quartz Vein. The search direction was orientated along a major axis of 357 degrees and a dip of 65 degrees east (i.e. to conform to the average strike and dip of the vein). The search was horizontal between sections 1,055N and 1,825N and plunging at 15 degrees north from sections 1,825N to 3,155N.

Coded composites from the same zone as the block being estimated were selected for block estimation. The minimum length composite selected for grade interpolation was 0.3 metres. The minimum number of composites used for the interpolation was one and the maximum was ten. The maximum number of composites per hole was limited to three, to thereby provide a more uniform grade interpolation. The resource grades include all intercepts in a specific area and had no blocks removed by cut-off grade, which is appropriate for the type of massive sulphide, selective mineralization considered in analysis.

In addition, we submit that the mineral resource estimate at the Prairie Creek Mine does demonstrate reasonable prospects for economic extraction and that this is confirmed in the Report.  For example:

 At Section 3.6 “Comments and Conclusion” (Page 9 of Report):

“Prairie Creek is an advanced project for which, in theory at least, modest capital investment and a Class A Water License only are required to enable production of Main Zone mineralized material to be started.  This is stated because of the robust Measured and Indicated resource base that reflects high-grade mineralization (especially zinc) and the likely limited amount of capital that is probably required to start the production ramp-up to the target rate of 1,000 tonnes per day.”

At Section 21.1 “A Feasibility Study” (Page 128 of Report):

“A definitive feasibility study is probably required for purposes of capital raising, albeit that robust project economics may reasonably be anticipated by virtue of:

•	the available resource grades (even when diluted in the normal process of stoping, high-grade, run-of-mine mill feed can reasonably be expected);

•
the fairly straightforward metallurgical process for co-mingled Main Quartz Vein and stratabound material (that yields a lead concentrate [sulphide and oxide] with a lead grade of  approximately 69 percent at a recovery of nearly 89 percent and a silver grade of about 820 g/t at a recovery rate of approximately 73 percent, and a zinc concentrate [sulphide and  oxide] with a zinc grade of nearly 54 percent at a recovery of approximately 86 percent); and

•	the likely limited amount of start-up capital required for mining and processing Main Zinc mineralized material, especially compared to a new mine operation.”

A specific cut-off grade was not used in the calculation of the mineral resource estimate although the Report does anticipate robust project economics, noting the high-grade mineralization.

The unique particular circumstance of the Prairie Creek Mine, which is an advanced project on which the Mine has already been developed with the Mill and most of the infrastructure already in place (which is described in the Report) and the extensive metallurgical testing which has already been carried out (which is extensively summarized in the Report at Pages 86-89 inclusive, including the projected concentrate grade and recoveries) demonstrates reasonable prospects for economic development.  All this information is extensively disclosed in the Report, which is available in full for public inspection and summarized throughout the Form 20-F.

Accordingly, Canadian Zinc Corporation maintains the view that the exception in Industry Guide 7, in the Instructions to paragraph (b)(5), does apply to our situation as we included the resource estimates that we are required to disclose under Canadian law:

“3.  Estimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law [emphasis added]….”

We do not believe that it would be appropriate to exclude from our filing the disclosure on resource estimate in light of the Canadian disclosure requirements and the exception noted in Industry Guide 7.  We submit that disclosure of the resource estimate (size, category and grade) is essential to shareholders’ and investors’ understanding of this project and the Company.

However, in our Form 20-F for fiscal 2008, which is now imminent, we would propose to modify our disclosure by describing the resources as an inventory of mineralization and  that economic parameters were not used in making the estimation.  We will also emphasize, in bold, that the resource is not a mineral reserve.  We will further add in disclosure of the projected metallurgical recoveries.

2.
We have reviewed your response to prior comment five. We note that you have provided disclaimers addressing this issue in the text of your filing. Please expand your disclosure to explain in greater detail why you appear to have not made progress in advancing the status of your operations. Additionally explain in greater detail whether or not the historical progress of your operations over the last few years has an impact on your ability to continue to classify your operations as development stage under NI 43-101.

The classification of the Company as a development stage enterprise is determined, in Canada, by reference to the guidance in Accounting Guideline 11, “Enterprises in the development stage” (“Ac-G 11”).  Ac-G 11 notes the following considerations in determining the classification of the Company as development stage:

“An enterprise in the development stage typically will be devoting most of its efforts to activities such as financial planning, raising capital, exploring for natural resources, developing natural resources, research and development, establishing sources of supply, acquiring property, plant and equipment or other operating assets, such as mineral rights, recruiting and training personnel, developing markets and starting up production.”

“For purposes of this Guideline, an enterprise is in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.”

“The length of the development stage will vary significantly from enterprise to enterprise, depending on the nature of its business and the industry in which it operates. Some enterprises may become operational within weeks or months of inception, for example, an enterprise established to open a single retail store. Other enterprises may require several years of development activity before becoming operational, for example, an enterprise established to produce new and commercial applications of a bio-medical process.”

As noted in our comment letter response dated January 16, 2009, the Company is engaged in preparing the Prairie Creek mineral deposit for production. This particular mine is already built and developed, including three access adits and about 5,000 meters of underground development, a 1,000 ton per day mill and related infrastructure, and could be in production within a very short lead time of obtaining an operating permit. All of the Company’s activity is directed towards preparing the mine for production, the current focus being the re-permitting process.  Accordingly, the classification of the Company has “development” stage has been determined in accordance with Canadian GAAP and continues to be applicable to the Company.

We believe that our Form 20-F for 2007 contained a full description of the activities carried out by the Company during 2007, most notably the underground development and drilling programs and subsequent NI 43-101 Technical Report.

We believe we have made significant progress in advancing the status of our operations and we are puzzled by your conclusion that we appear to have not made progress in advancing the status of our operations.

Advancing the status of the Prairie Creek Project is all about permitting.  Our filings contain many pages of disclosure on the permitting background and framework (political, legislative and environmental) to try to explain why it appears to take so much time.  This is all due to regulatory requirements and legislation.  The unusual situation, in our particular case, is that the legislative permitting requirements (newly adopted in 2000) do not recognize that the mine is already built and developed and we are effectively required to go through the permitting process as if the mine was not already built.  On the other hand, the fact that it is already built and partly developed, as can be seen on site and in photographs, leads everyone to the impression that the permitting process should be short or fast when, unfortunately, this is not the case.  We had hoped that this was all clear from our disclosure but we will add some additional language in our 2008 Form 20-F to expand the disclosure.

We trust the above responses are satisfactory.

Acknowledgement:

Also as requested in your letter dated December 11, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely,

CANADIAN ZINC CORPORATION

“Martin Rip”

Martin Rip
CFO and Vice President, Finance

Schedule to response letter to SEC

Canadian regulatory requirements

Canadian National Instrument 51-102:

NI 51-102 states, at section 6.1 that “A reporting issuer that is not a venture issuer must file an AIF.”  Canadian Zinc Corporation is not a venture issuer and must, accordingly, file an AIF (Annual Information Form) on an annual basis.

Form 51-102F2 – Annual Information Form

Guidance to the completion of the AIF is included in Form 51-102F2, which is considered part of NI 51-102. Extracts from this guidance are detailed below:

PART 1       GENERAL PROVISIONS

(a)           What is an AIF?
An AIF is a disclosure document intended to provide material information about your company and its business at a point in time in the context of its historical and possible future development.  Your AIF describes your company, its operations and prospects, risks and other external factors that impact your company specifically.

5.4           Companies With Mineral Projects
If your company had a mineral project, disclose the following information for each project material to your company:

(10)           Mineral Resource and Mineral Reserve Estimates - The mineral resources and mineral reserves, if any, including

(a)           the quantity and grade or quality of each category of mineral resources and mineral reserves;

(b)           the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves; and

(c)           the extent to which the estimate of mineral resources and mineral reserves may be materially affected by metallurgical,

environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other relevant issues.

INSTRUCTIONS

(i)           Disclosure regarding mineral exploration development or production activities on material projects must comply with, and is subject to the limitations set out in, National Instrument 43-101 Standards of Disclosure for Mineral Projects.  You must use the appropriate terminology to describe mineral reserves and mineral resources.  You must base your disclosure on a technical report, or other information, prepared by or under the supervision of a qualified person.

Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects

As noted above, the disclosures in the AIF are required to discuss mineral resources, if any, and in doing so, must comply with NI 43-101. Certain extracts from NI 43-101 are included below to illustrate the rules that the Company must adhere to in Canada:

PART 1 DEFINITIONS AND INTERPRETATION

1.2 Mineral Resource - In this Instrument, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource” and “measured mineral resource” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.

1.3 Mineral Reserve - In this Instrument, the terms “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.

PART 2 REQUIREMENTS APPLICABLE TO ALL DISCLOSURE

2.2 All Disclosure of Mineral Resources or Mineral Reserves - An issuer must not disclose any information about a mineral resource or mineral reserve unless the disclosure
(a) uses only the applicable mineral resource and mineral reserve categories set out in sections 1.2 and 1.3;
(b) reports each category of mineral resources and mineral reserves separately, and states the extent, if any, to which mineral reserves are included in total mineral resources;
(c) does not add inferred mineral resources to the other categories of mineral resources; and
(d) states the grade or quality and the quantity for each category of the mineral resources and mineral reserves if the quantity of contained metal or mineral is included in the disclosure.

PART 3 ADDITIONAL REQUIREMENTS FOR WRITTEN DISCLOSURE

3.4 Requirements Applicable to Written Disclosure of Mineral Resources and Mineral Reserves - If an issuer discloses in writing mineral resources or mineral reserves on a property material to the issuer, the issuer must include in the written disclosure
(a) the effective date of each estimate of mineral resources and mineral reserves;
(b) details of quantity and grade or quality of each category of mineral resources and mineral reserves;
(c) details of the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves;
(d) a general discussion of the extent to which the estimate of mineral resources or mineral reserves may be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues; and
(e) a statement that mineral resources that are not mineral reserves do not have demonstrated economic viability, if the results of an economic analysis of mineral resources are included in the disclosure.

NI 43-101 utilizes the Canadian Institute of Mining and Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on November 14, 2000 (CIMM 2000) which were included in Canadian Zinc’s Form 20-F for 2007 in section “Item 4. Information on the Company -- D. Property, Plant and Equipment --2007 Resource Estimation” and which are noted below:

From Form 20-F:  A “mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

CIM guidance further states that: The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

From Form 20-F:  A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

CIM guidance: Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

From Form 20-F:  An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

CIM guidance:  Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

From Form 20-F:  An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

CIM guidance: Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.